Exhibit 99.1
NOTICE
Notice is hereby given that the Fourteenth Annual General Meeting of the Members of Rediff.com India Limited will be held on Wednesday, 30th September, 2009, at 10 a.m. (IST) at the Registered Office of the Company situated at First Floor, Mahalaxmi Engineering Estate, L. J. First Cross Road, Mahim (West), Mumbai 400016, to transact the following business:
ORDINARY BUSINESS
1.	To receive, consider and adopt the Audited Balance Sheet as at March 31, 2009 and Profit & Loss Account for the year ended as on that date and the reports of the Auditors and Directors’ thereon.
2.	To appoint a Director in place of Mr. Ashok Narasimhan, Director retiring by rotation and being eligible, offers himself for reappointment.
3.	To appoint a Director in place of Mr. Rashesh Shah, Director retiring by rotation and being eligible, offers himself for reappointment.
4.	To appoint Auditors and fix their remuneration by passing the following resolution as an Ordinary Resolution with or without modification(s);
“RESOLVED that M/s Deloitte Haskins & Sells, Chartered Accountants, Mumbai be and are hereby re-appointed as Statutory Auditors of Rediff.com India Limited and to hold office from the conclusion of this Annual General Meeting till the conclusion of the next Annual General Meeting at a remuneration to be decided by the Board of Directors/Audit Committee of the Directors of the Company.”
By Order of the Board
For Rediff.com India Limited

sd/-
PLACE: Mumbai, India	Jyoti Dialani
DATE: September 04, 2009	Company Secretary & Manager Legal
NOTES:
A MEMBER ENTITLED TO ATTEND AND VOTE AT THE MEETING IS ENTITLED TO APPOINT A PROXY TO ATTEND AND VOTE INSTEAD OF HIMSELF/HERSELF AND SUCH A PROXY NEED NOT BE A MEMBER OF THE COMPANY. PROXIES TO BE EFFECTIVE MUST BE RECEIVED BY THE COMPANY NOT LESS THAN 48 HOURS BEFORE THE COMMENCEMENT OF THE ANNUAL GENERAL MEETING.

REDIFF.COM INDIA LTD
Regd. Office: 1st Floor, Mahalaxmi Engineering Estate, L. J. First Cross Road, Mahim (West), Mumbai 400 016
ATTENDANCE SLIP

Folio No.

No. of Shares held
I hereby record my presence at the Fourteenth Annual General Meeting of the Company being held at Registered Office at 1st Floor, Mahalaxmi Engineering Estate, L. J. First Cross Road, Mahim (West), Mumbai 400 016 at 10.00 a.m. (IST) on Wednesday, 30th September, 2009.

Signature of attending Member/Proxy
Name:
Note: A member/proxy holder attending the meeting must bring the Attendance Slip to the meeting and hand it over at the entrance duly signed.
REDIFF.COM INDIA LTD
Regd. Office: 1st Floor, Mahalaxmi Engineering Estate, L. J. First Cross Road, Mahim (West), Mumbai 400 016
PROXY
I/We,                                                                                  , of                                                              in the district of                                                               being a member/members of the above Company hereby appoint                                                                                   of                                                               in the district of                                                                                   or failing him                                           of                                                                                   in the district of                                                               as my/our Proxy to attend and vote for me/us and on my/our behalf at the Fourteenth Annual General Meeting of the Company to be held on Wednesday, 30th September, 2009 at 10a.m.(IST) and at any adjournment thereof.
Signed this                                                              day of                                           2009

Folio No.
No. of Shares held

Signature
Affix Re. 0.15 Revenue Stamp
This form is to be used in favour of* / against* the resolution. Unless otherwise instructed, the proxy will act as he thinks fit.
*	Strike out whichever is not applicable.

Note: 1.	The Proxy must be returned so as to reach the registered office of the Company not less than 48 hours before the time for holding of the aforesaid meeting.

2.	A proxy need not be a member.